Filed by Anixter International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934

Subject Company: Anixter International Inc.
Commission File No. 001-10212

Anixter International Inc.
Registration Statement on Form S-4
Registration No. 333-120279

The following press release was issued on November 8, 2004 by Anixter International Inc.

FOR FURTHER INFORMATION:

At The Company:	At Ashton Partners:
Dennis Letham	Chris Kettmann	H. Patel
Chief Financial Officer	Investor Inquiries	Media Inquiries
(224) 521-8601	(312) 553-6716	(312) 553-6745

ANIXTER INTERNATIONAL INC. COMMENCES EXCHANGE OFFER FOR ITS LIQUID YIELD OPTION FOR NOTES DUE 2033

GLENVIEW, IL, (November 8, 2004) — Anixter International Inc. (NYSE:AXE) announced today that it has commenced an exchange offer under which Anixter is offering to exchange new Zero Coupon Convertible Notes due 2033, plus an exchange fee of $1.00 per $1,000 principal amount at maturity, for any and all of its outstanding Liquid Yield Option™ Notes due 2033 (“LYONs”).

The adoption by the Financial Accounting Standards Board (FASB) of EITF 04-8, effective December 15, 2004, will change the accounting rules applicable to Anixter’s existing LYONs by requiring Anixter to include the common stock issuable upon the conversion of the LYONs in its fully diluted shares outstanding for purposes of calculating diluted earnings per share. Under EITF 04-8, the existing LYONs may be dilutive even if they are not in-the-money and the conditions to conversion are not satisfied.

As a result of this change in accounting standards, Anixter is offering new convertible notes in the exchange offer for existing LYONs. The existing LYONs are convertible into stock, cash or a combination of cash or stock. Each new convertible note will be convertible into cash equal to the accreted principal amount of the convertible note and a number of shares of Anixter common stock with a value equal to the amount, if any, by which the conversion value of the convertible note exceeds the accreted principal amount of the convertible note at the time of conversion. Under EITF 90-19, Anixter will only be required to include those shares issuable upon conversion of the new convertible notes, if any, in its fully diluted shares outstanding.

In addition, any new convertible notes required to be purchased by Anixter pursuant to “put” rights exercisable by holders on certain dates will be settled in cash only, rather than cash, stock or a combination of cash and stock as provided in the LYONs . This change is in response to certain proposed changes in accounting rules, which would require Anixter to include the common stock it may issue as consideration for a purchase of the LYONs in the Company’s fully diluted shares outstanding for purposes of calculating its diluted earnings per share.

The exchange offer will expire at midnight, New York City time, on December 7, 2004, unless extended or earlier terminated by Anixter.

The terms and conditions of the exchange offer are described in the exchange offer materials dated November 8, 2004. The completion of the exchange offer is subject to conditions described in the exchange offer materials, which include, among other conditions, the effectiveness of the registration statement relating to the exchange offer. Subject to applicable law, Anixter may waive certain conditions applicable to the exchange offer or extend, terminate or otherwise amend the exchange offer.

Anixter urges investors and security holders to read its exchange offer materials, including the exchange offer prospectus and related materials, because they contain important information about the exchange offer. Questions regarding the exchange offer should be directed to Merrill Lynch & Co., the sole Dealer Manager, at 888-654-8637 (toll free), Attn: Liability Management Group. Investors and security holders may obtain copies of the exchange offer prospectus and related materials at no charge through the information agent for the exchange offer, Morrow & Co., Inc., e-mail: axe.info@morrowco.com or from the Securities and Exchange Commission’s website at www.sec.gov. Noteholders may call (800) 607-0088, banks and brokerage firms may call (800) 654-2468 and all others may call (212) 754-8000 (collect).

A registration statement relating to the securities to be issued in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be issued nor may the exchange offer be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to be issued in the exchange offer in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Anixter’s statements in this press release contain forward-looking statements regarding the timing of the exchange offer and the accounting treatment of the existing LYONs and the new convertible notes. There can be no assurance that Anixter will complete the exchange offer on the anticipated terms or at all. Anixter’s ability to complete the exchange offer will depend, among other things, on market conditions. In addition, the inclusion or exclusion of shares issuable upon conversion of the existing LYONs and the new convertible notes from fully diluted shares is based on current accounting guidance, which could change in the future. Anixter’s ability to complete the exchange offer and Anixter’s business are subject to the risks described in its filings with the Securities and Exchange Commission.

About Anixter

Anixter International is the world’s leading distributor of communication products, electrical and electronic wire & cable and a leading distributor of fasteners and other small parts (“C” Class inventory components) to Original Equipment Manufacturers. The company adds value to the distribution process by providing its customers access to 1) innovative inventory management programs, 2) more than 275,000 products and over $600 million in inventory, 3) 164 warehouses with more than 4.6 million square feet of space, and 4) locations in 200 cities in 42 countries. Founded in 1957 and headquartered near Chicago, Anixter trades on The New York Stock Exchange under the symbol AXE.

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